March 25, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE
Washington, D.C. 20549

Attn:	Larry Spirgel and Jeff Kauten

Re:	CM Life Sciences III Inc.

Registration Statement on Form S-1

Filed February 25, 2021

File No. 333-253475

Dear Mr. Spirgel and Mr. Kauten:

On behalf of our client, CM Life Sciences III Inc., a company organized under the laws of the State of Delaware (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Registration Statement on Form S-1 filed on February 25, 2021 (the “Registration Statement”), contained in the Staff’s letter dated March 19, 2021 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 1 to its Registration Statement on Form S-1 (the “Form S-1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Form S-1.

Registration Statement on Form S-1

Proposed Business
Sourcing of Potential Initial Business Combination Targets, page 88

1.	We note that affiliates of management are currently searching for an acquisition target in the Life Sciences industry sector in connection with the CM Life Sciences II, Inc. SPAC. We also note your statement that you “do not believe that any such potential conflicts would materially affect [your] ability to complete an initial business combination.” Expand your disclosure here and elsewhere to address the reasons why you believe so, and whether you would expect CM Life Sciences II, Inc. to announce an acquisition target before a target is announced for the company.

Response: In response to Staff’s comment, the Company has revised the disclosure on pages 10, 61 and 88 to address the reasons for the aforementioned belief. In addition, the Company respectfully advises the Staff that the Company is not in a position to express a view regarding the timing by which CM Life Sciences II Inc. (“CMLS II”) may announce an acquisition target; however, the Company expects that CMLS II will promptly announce its entry into a business combination agreement and/or make appropriate disclosures on Form 8-K.

United States Securities and Exchange Commission

March 25, 2021

* * *

Please do not hesitate to contact Colin Diamond at (212) 819-8754 or Joel Rubinstein at (212) 819-7642 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

White & Case LLP

cc:	Eli Casdin, CM Life Sciences III Inc.
Keith Meister, CM Life Sciences III Inc.

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